UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of May 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On May 15, 2018, Intec Pharma Ltd. (the “Company”) announced that its Board of Directors decided to take steps to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”).

Following the delisting in Israel, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) in the United States and all of its ordinary shares now traded on the TASE are expected to transfer to Nasdaq. Under applicable Israeli law, including article 35BB of the Israeli Securities Law, the delisting of Company’s ordinary shares from trading on the TASE will take place three months after the date of this announcement. During the interim period, the Company’s ordinary shares will continue to be traded on the TASE. The Company will elaborate on subsequent filing the delisting procedures and announce the exact timeline of its TASE delisting when it becomes available. The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700, No. 333-212801 and No. 333-222217).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer
Date: May 15, 2018

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